Exhibit 99.1

news release

Hydro One Board Chair Tom Woods is Stepping Down

TORONTO, June 24, 2019 – Hydro One Limited (“Hydro One”), Ontario’s largest electricity transmission and distribution company, today announced that Board Chair Tom Woods has advised the Board that he will be stepping down from the Board of Directors on July 31, 2019.

Mr. Woods took over as Board Chair at Hydro One at a time when there was a full transition of the Board with 10 new Directors stepping forward in August 2018 to oversee the affairs of the company. His strong leadership has left the Board well-positioned to continue its important work. As Chair of the Board, Mr. Woods led Hydro One through several key milestones. The most important milestone was the hiring of President and CEO, Mark Poweska, who is responsible for working with the Board to set a clear vision and strategy for the benefit of customers, employees, communities and shareholders.

“I’m leaving with a sense of accomplishment knowing that the CEO and the Board are now ready for the next steps in defining how they will serve the interests of customers in this great province going forward,” said Tom Woods, outgoing Board Chair, Hydro One. “Hydro One plays a critical role in the province and has demonstrated a commitment to reducing costs, improving service and delivering strong financial results for shareholders. I can say with great confidence that Hydro One has strong foundations, dedicated employees and a bright future.”

“On behalf of the entire Board, I would like to thank Tom for his tireless dedication and steady leadership as he steered the company through a period of significant transition and many critical decisions,” said Blair Cowper-Smith, Chair of Hydro One’s Governance Committee. “We will focus on ensuring a smooth transition at the board level as Tom departs, while continuing our support for Mark, his leadership team and our 8,600 employees in their unwavering focus on delivering exceptional service, safe and reliable power and cost reductions.”

About Hydro One Limited

We are Ontario’s largest electricity transmission and distribution provider with almost 1.4 million valued customers, almost C$25.5 billion in assets and 2018 annual revenues of almost C$6.2 billion. Our team of approximately 8,600 skilled and dedicated employees proudly build and maintain a safe and reliable electricity system which is essential to supporting strong and successful communities. In 2018, Hydro One invested almost $1.6 billion in its 30,000 circuit kilometres of high-voltage transmission and 123,000 circuit kilometres of primary distribution networks and injected approximately $1.3 billion into the economy by buying goods and services in Ontario. We are committed to the communities where we live and work through community investment, sustainability and diversity initiatives. We are one of only six utility companies in Canada to achieve the Sustainable Electricity Company designation from the Canadian Electricity Association. Through Hydro One Telecom Inc.’s extensive fibre optic network, we also provide advanced broadband telecommunications services on a wholesale basis. Hydro One Limited’s common shares are listed on the Toronto Stock Exchange (TSX: H).

Forward-Looking Statements and Information:

This press release may contain “forward-looking information” within the meaning of applicable securities laws. Such information includes, but is not limited to, statements related to: momentum; continuous improvement; commitment to safety and service; vision and strategy; customer service; reliability and performance; connections; the Company’s transmission and distribution regulatory applications, related decisions and anticipated impacts; ongoing and planned investments, projects and initiatives; dividends; and transition of the Company’s senior management team. Words such as “expect,” “anticipate,” “intend,” “attempt,” “may,” “plan,” “will”, “can”, “believe,” “seek,” “estimate,” and variations of such words and similar expressions are intended to identify such forward-looking information. These statements are not guarantees of future performance or actions and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking information. Some of the factors that could cause actual results or outcomes to differ materially from the results expressed, implied or forecasted by such forward-looking information, including some of the assumptions used in making such statements, are discussed more fully in Hydro One’s filings with the securities regulatory authorities in Canada, which are available on SEDAR at www.sedar.com. Hydro One does not intend, and it disclaims any obligation, to update any forward-looking information, except as required by law.

For More Information

For more information about everything Hydro One, please visit www.HydroOne.com where you can find additional information including links to securities filings, historical financial reports, and information about our governance practices, corporate social responsibility, customer solutions, and further information about our business.

For further information, please contact: Investors: Omar Javed, Vice President, Investor Relations, investor.relations@hydroone.com, 416-345-5943; Media: Jay Armitage, Director, Corporate Communications, media.relations@hydroone.com, 416-345-6868